Exhibit 3.1.4

ARTICLES OF AMENDMENT

OF

PARAGON COMMERCIAL CORPORATION

Pursuant to Section 55-10-06 of the North Carolina General Statutes, the undersigned corporation hereby submits these articles of amendment for the purpose of amending its articles of incorporation:

1.   The name of the corporation is Paragon Commercial Corporation.

2.   The articles of incorporation of the corporation are hereby amended by deleting Article II thereof in its entirety and replacing such text with the following new Article II:

ARTICLE II

The authorized capital stock of the Corporation shall consist of the following:

(a)      Common Stock. The aggregate number of shares of common stock which the Corporation shall have authority to issue is 20,000,000, with a par value of $1.00 per share. Each record holder of common stock shall be entitled to one vote for each share held. Holders of common stock shall have no cumulative voting rights in any election of directors of the Corporation. All shares of common stock are entitled to share equally in dividends from legally available funds, when and if declared by the Corporation’s Board of Directors, and in the assets available to shareholders upon liquidation of the Corporation, subject in each case to any liquidation or dividend preference applicable to any other class of securities issued by the Corporation.

(b)      Preferred Stock. The aggregate number of shares of preferred stock which the Corporation shall have authority to issue is 1,000,000, with no par value per share. The preferences, limitations, and relative rights of shares of preferred stock shall be designated by the Board of Directors and may be issued in one or more series.

3.           Immediately upon the effective filing of these articles of amendment, each share of the corporation’s Class A common stock and Class B common stock issued and outstanding at the time of such filing shall, by virtue of the filing of these articles of amendment and without any action on the part of any holder of the Class A common stock or Class B common stock, be reclassified and converted into a single class of common stock, on the basis of one share of common stock for each share of Class A common stock and Class B common stock so reclassified, which shares of common stock shall thereupon be duly authorized, validly issued, and fully paid.

4.           The amendment was duly adopted by the Board of Directors of the corporation on March 25, 2014 and approved by the shareholders of the corporation on May 20, 2014, in the manner required by Chapter 55 of the North Carolina General Statutes.

5.           These articles will become effective upon filing with the North Carolina Secretary of State.

This the 28th day of May, 2014.

PARAGON COMMERCIAL CORPORATION

By:	/s/ Robert C. Hatley
Robert C. Hatley
President and Chief Executive Officer